UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For July 2026

Commission File Number: 001-41975

ENERGYS GROUP LIMITED

(Translation of registrant’s name into English)

Franklyn House, Daux Road

Billingshurst, West Sussex

RH149SJ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Change in Transfer Agent

Energys Group Limited (ENGS) has changed its transfer agent from VStock Transfer LLC to Transhare Corporation. Transhare Corporation’s contact information is Bayside Center 1, 17755 US Highway 19N, Suite 140, Clearwater, Florida 33764, telephone: (303) 662.1112, contact: Kim Whiteside.

Exhibit No.	Description

None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 28, 2026	ENERGYS GROUP LIMITED

	By:	/s/ Michael Lau
	Name:	Michael Lau
	Title:	Executive Director